[CSG Letterhead]

December 16, 2011

Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:           Credit Suisse Group AG
Form 20-F for the Fiscal Year Ended December 31, 2010 Filed March 25, 2011

Form 6-K filed on November 10, 2011

File No. 001-15244

Dear Mr. Vaughn:

Credit Suisse Group AG (the “Group” or “Credit Suisse”) is writing in response to the letter from the staff (the “Staff”) of the US Securities and Exchange Commission (the “Commission”) dated November 17, 2011 setting out comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Commission on March 25, 2011 (the “2010 Annual Report”) and the Group’s Form 6-K filed with the Commission on November 10, 2011 (the “3Q10 Financial Report”).  For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Form 20-F for the Fiscal Year ended December 31, 2010
Common equity tier 1 ratio simulation as of January 1, 2013 (Basel III)

1.
Refer to your response to prior comment two where you state that core tier 1 equity and common equity tier 1 ratios are measures of regulatory capital agreed upon following extensive consultations with your primary regulator, the Swiss Financial Market Supervisory Authority (FINMA).  Please tell us whether these measures are currently required or expressly permitted to be disclosed by FINMA pursuant to enacted rules and/or regulations and whether you include these measures in your annual report used in your home-country jurisdiction.  If not currently required or expressly permitted and/or not included in your annual report in your home-country, we believe that these metrics are non-GAAP measures as defined by Regulation S-K 10(e).  As such, the measures should be labeled as non-GAAP, and a description of how the measures are derived/calculated should be included in future filings.

Mr. Kevin W. Vaughn
Securities and Exchange Commission

Response to Comment 1:

Our primary regulator, the Swiss Financial Market Supervisory Authority (“FINMA”), has expressly permitted us to disclose core tier 1 equity and common equity tier 1 ratios and we include these measures in our home country annual report (as well as our quarterly reports).  As we noted in our initial response letter dated September 19, 2011 (the “Initial Response”), we have had (and continue to have) extensive consultations with FINMA about regulatory capital requirements as we transition from the Basel II “Swiss finish” currently applied by FINMA towards the BCBS Basel III framework to be applied in Switzerland.  In particular, during our consultations with FINMA in connection with our issuance of contingent capital buffer capital notes in transactions pursuant to Regulation S and Rule 144A during the first quarter of 2011, we agreed with FINMA that our core tier 1 equity and common equity tier 1 ratios would be the trigger for conversion of those capital instruments into our common shares.  As noted on page 106 of the 2010 Annual Report, in February 2011, we issued USD 2 billion of 7.875% Tier 2 Buffer Capital Notes due 2041 (the “Tier 2 BCNs”).  The Tier 2 BCNs will be converted into our shares if, prior to our becoming subject to Basel III, our core tier 1 ratio falls below 7% or, under Basel III, our common equity tier 1 ratio falls below 7%.  Following our issuance of the Tier 2 BCNs, we are required to publicly disclose our core tier 1 equity and common equity tier 1 regulatory capital ratios as part of our quarterly (and annual) disclosure of financial information. In addition, we are required to report both our core tier 1 equity and common equity tier 1 regulatory capital ratios to FINMA each month.

The English-language disclosures relating to these ratios in the 2010 Annual Report as filed with the Commission are identical to those included in our home country annual report (which is prepared and filed with FINMA in both English and German).  Our quarterly reports are prepared only in English, with the same version being filed with the Commission on Form 6-K and published in our home country.

We therefore continue to believe that these measures should be excluded from the definition of non-GAAP financial measures contained in Regulation S-K 10(e) and related Commission guidance.  In particular, we note that in the adopting release regarding conditions for use of non-GAAP financial measures (Release No. 33-8176), the Commission provided an exclusion from the definition of non-GAAP financial measure for financial measures required to be disclosed by a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant, and expressly included measures of capital or reserves calculated for such a regulatory purpose in the examples provided.

Dividends and dividend policy

2.
Refer to your response to prior comment three.  Please revise your disclosure in future filings to separately disclose the amount of dividend income from bank and non-bank subsidiaries.  Refer to Rule 9-06 of Regulation S-X.  Also, in future filings, please clarify the nature of cash provided to operating activities that you have attributed to revenues from investments accounted for under the equity method, including whether these cash proceeds are related to management fee arrangements, dividends, or some other arrangement between the investee and the parent company.

Mr. Kevin W. Vaughn
Securities and Exchange Commission

Response to Comment 2:

We will comply with the Staff’s comment by clarifying in future filings the dividend income from our bank and non-bank subsidiaries and clarifying the nature of cash provided by operating activities attributed to revenues from investments accounted for under the equity method, including whether these cash proceeds are related to management fee agreements, dividends or some other arrangement between the investee and the parent company.

Notes to the consolidated financial statements

18 Loans, allowance for loan losses and credit quality

Credit quality of loans held at amortized cost

3.
Refer to your response to prior comment nine.  We note that your disclosure in Form 6-K filed on November 10, 2011 states that for consumer loans, the PD may be determined directly from the borrower characteristics.  Please revise your disclosure in future filings to clarify the borrower characteristics that drive your PD and internal rating determination.

Response to Comment 3:

In order to provide context for our responses to the Staff’s Comments 3 through 6, we believe that it is important to provide some background information on the lending operations of Credit Suisse’s Private Banking division and the Swiss loan market in general.

As noted in the 2010 Annual Report, the net loans of our Private Banking division totaled CHF 182,880 million at December 31, 2010, or less than 18% of our total assets.  Approximately 71.3% of those net loans were with our Wealth Management Clients, with the remaining 28.7% being with our Corporate & Institutional Clients. The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities, and the Swiss market for consumer and mortgage loans has historically been characterized by practices and trends that differ considerably from those in many other developed countries, particularly the United States.  For example, it is very rare for mortgages to be issued for amounts that exceed 80% of the purchase price of a property, and any loans issued at that level of coverage would generally be secured by extra collateral in addition to a first mortgage on the purchased property. Swiss house prices have grown at a moderate rate for the past 15 years. Our experience reflects this operating environment, as our provisions for credit losses in our Private Banking division have been relatively modest, totaling only CHF 18 million, CHF 180 million and CHF 133 million in 2010, 2009 and 2008, respectively, notwithstanding the significant turmoil in global financial markets during that period.

Mr. Kevin W. Vaughn
Securities and Exchange Commission

We will comply with the Staff’s comment three by including in future filings the following clarification of our procedures in this regard:

“We use proprietary statistical rating models to calculate the Probability of Default on consumer loans.  These models are based on internally compiled data comprising both quantitative factors (primarily loan-to-value ratio and the borrower’s income level) and qualitative factors (e.g., credit histories obtained from credit reporting bureaus).”

4.
We note your disclosure that loans modified in a troubled debt restructuring are reported as restructured loans to the end of the reporting year in which the loan was modified or until expiration of any interest concession made.  Please quantify the amount of loans that were reported as troubled debt restructurings in prior reporting years but removed from reported troubled debt restructurings for the years ended 2009 and 2010, and the nine months ended September 30, 2011.  Also, provide us with your accounting analysis describing why you believe it is appropriate to remove the TDR designation from these loans, including your consideration of ASC 310-40-50-2.  Specifically, address whether you consider market interest rates with comparable risk to borrowers of the same credit quality in your accounting analysis.

Response to Comment 4:

In accordance with ASC 310-40-50-2, loans modified in a troubled debt restructuring are reported as restructured loans to the end of the reporting year in which the loan was modified or for as long as an allowance for loan losses based on the terms specified by the restructuring agreement is associated with the restructured loan or an interest rate concession made at the time of the restructuring exists. In making the determination of whether an interest rate concession has been made, we consider market interest rates for loans with comparable risk to borrowers of the same credit quality. This has been our policy since our adoption of ASC 310-40-50-2, and we will revise future filings to clarify this policy.

The amount of loans that were reported as troubled debt restructurings in prior reporting years, but removed from that classification in the years 2009 and 2010 and the first nine months of 2011 due to the provisions of ASC 310-40-50-2 were CHF 0 million, CHF 4 million and CHF 3 million, respectively.

Gross loans held at amortized cost by internal counterparty rating

5.
Refer to your response to prior comment 11.  We note your response that collateral values by loan class are not required by ASU 2010-20; however, we note that the recorded investment in each loan class by credit quality indicator is required by ASU 2010-20.  Furthermore, we believe that disclosure of leading indicators that you track in order to assess the credit quality of your collateralized loans in addition to the internal counterparty ratings already included in your disclosure is useful information.  Please tell us whether you utilize current LTV ratios at the individual loan level and if you are able to aggregate such information related to a subset of this loan class (e.g., larger balance loans that fall into each of the following buckets:  10% +,80%-100%, and below 80%) without unreasonable effort and expense.  If you do not have this information for your entire collateralized loan portfolio, but you have some subset of this information, please consider disclosing the current LTV information that is available, and disclosure that for the remaining loans in that category the current LTV is not available.

Mr. Kevin W. Vaughn
Securities and Exchange Commission

Response to Comment 5:

Our risk management policies, which include policies for collateral management, are based on the credit risk exposure to a given counterparty in its entirety, i.e., the collateral pledged by a customer serves as security for all of our outstanding credit exposures to that customer. Those counterparty exposures for risk management purposes differ from our tabular disclosure “Gross loans held at amortized cost by internal counterparty rating” (see page 249 of the 2010 Annual Report), mainly due to the following  factors:

•	the non-inclusion of loans held at fair value from the tabular disclosure;
•	the non-inclusion of off-balance sheet items, such as loan commitments and guarantees from the tabular disclosure; and
•	the non-inclusion of expected credit exposures on counterparty trading activities from the tabular disclosure.

If the collateral pledged is specific to a particular loan, we monitor the collateral against that loan, but in general, our risk management systems are oriented towards the aggregate counterparty view. As such, we cannot aggregate LTV ratios at the individual loan level for our entire portfolio of collateralized loans held at amortized cost referenced in the tabular disclosure without unreasonable effort and expense, nor do we believe that we can meaningfully disclose subsets of such loans.

6.
Refer to your response to prior comment 12.  We note that your disclosure in Note 16 of your Form 6-K filed on November 10, 2011 regarding the value of collateral.  Please revise your disclosure to address the following:

•	Clarify what you mean by multi-year cycles. For example, does this mean you review the property values for all secured loans multiple times per year or once every two years?
•	Clarify how often you appraised collateral values during the periods presented through the nine months ended September 30, 2011.
•	Clarify how often you revalued impaired loans after the initial valuation that was determined within 90 days of the date of the impairment was identified.

Mr. Kevin W. Vaughn
Securities and Exchange Commission

•
You state in the Form 6-K that in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently.  Please identify the specific triggers, including what drives your determination that markets are volatile and general market risk has increased, for you to obtain updated appraisals for your collateral values and collateral dependent loans.

•	Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals.
•
Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses, including how you consider the risk of valuation declines in between annual appraisals.

Response to Comment 6:

By “a multi-year appraisal cycle” we mean that we monitor property values over a period of more than one year. In determining the exact frequency for requiring an updated appraisal with respect to a particular loan, we consider the characteristics of the borrower, current developments in the relevant real estate market and the current level of our credit exposure.

Under our credit risk policies, we assess appraised collateral values in a process that is not linked to financial reporting cycles and do not record such appraisal updates statistically. Therefore we can not specify the number of occasions that updated appraisals were performed in the nine months ended September 30, 2011. Our credit risk policies comply with regulatory requirements as promulgated by the Basel Committee and FINMA.

For financial accounting purposes, impaired loans are revalued at least quarterly to reflect the passage of time where the impairment measurement is based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Our risk management function evaluates impaired loans at least annually for risk management purposes, but this may also occur more frequently depending on the risk profile of the borrower or credit relevant events.

Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metric parameters that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research.

We generally do not make adjustments to appraised values unless our risk exposure to a counterparty has changed materially or the current volatility of the value of the collateral exceeds the historical experience.

We reflect the potential of outdated collateral values through application of conservative appraisals and appropriate review cycles, with the details of those cycles depending on the nature of underlying collateral.

Mr. Kevin W. Vaughn
Securities and Exchange Commission

We will comply with the Staff’s comment by including the above information in our future filings.

32 transfers of financial assets and variable interest entities

Securitizations

7.
Refer to your response to prior comment 20, and please confirm that you will expand your disclosure in future filings to include the information you provided regarding your basis for consolidating and not consolidating certain financial intermediation securitizations as well as re-securitizations included in your response to prior comment 18.  Specifically, include your discussion of how you assess the entity with the power over the securitization vehicles and the obligation to either absorb losses or receive benefits from the securitization vehicles.

Response to Comment 7:

We confirm to the Staff that we will expand our disclosure in future filings to include the information we provided in our Initial Response regarding the basis for consolidating and not consolidating certain financial intermediation securitizations as well as re-securitizations. We will also include our discussion of how we assess the entity with the power over the securitization vehicles and the obligation to either absorb losses or receive benefits from the securitization vehicles.

Form 6-K Filed November 10, 2011

Selected European credit risk exposures

8.
We note your response to prior comment 5 and your revised disclosures included in your Form 6-K.  We believe your tabular disclosures are helpful in providing increased transparency into your exposures in selected European countries.  Please consider revising similar disclosure further in future filings to better give the reader the proper context for such quantification:

• Clearly state whether the amounts presented represent fair value or notional value.
• You state that the gross credit risk exposures include loans and loan commitments, investments, and all exposures of derivatives (not limited to credit protection purchased and sold), after consideration of master netting agreements.  Please more clearly disclose and if applicable, quantify the extent to which the amounts presented as “gross” are actually net of certain amounts.
• Clearly discuss and quantify the extent to which your gross and net presentations are net of amounts due from counterparties that are also within the European periphery or other European countries.

Mr. Kevin W. Vaughn
Securities and Exchange Commission

Response to Comment 8:

We will comply with the Staff’s comment by revising our disclosure in future filings to clarify the components of gross and net exposures, that the amounts represent carrying values of exposures and that a significant majority of the credit protection we have purchased has been transacted with banks outside of the disclosed countries, otherwise such credit risk is reflected in the gross and net exposure to each relevant country.

In particular, we will expand the footnotes to the table of Selected European credit risk exposures included in our quarterly reports (and appearing on page 69 of the 3Q10 Financial Report) as follows:

“1)           Gross exposure includes the principal amount of loans drawn net of any allowance for loan losses, accrued interest, letters of credit issued and undrawn portions of committed facilities, the positive replacement value of derivative instruments used for hedging purposes after consideration of legally enforceable netting agreements, the notional value of investments in money market funds and the market values of financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level. Gross exposure also includes the net long inventory of other trading and non-trading physical debt positions (e.g., bonds) at market value and synthetic positions (e.g., CDS and TRS) at notional value, all netted at issuer level.

2)           Net exposure represents gross exposure net of risk mitigation, including CDS and other hedges, guarantees, insurance and collateral (primarily cash, securities and real estate).”

*   *   *   *   *

 The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin W. Vaughn
Securities and Exchange Commission

The Group hopes that its responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Deputy Chief Financial Officer, in Zurich at 011-41-44-333-1968, Christopher Harris, Head of External Reporting, in Zurich at 011-41-44-333-8395, Todd Runyan, Head of Accounting Policy, in Zurich at 011-41-44-334-8063 or me in Zurich at 011-41-44-333-6607.

Very truly yours,

CREDIT SUISSE GROUP AG

 /s/ David R. Mathers

David R. Mathers
Member of the Executive Board
Chief Financial Officer

cc:	Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

John Tiner
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

Rudolf A. Bless
Deputy Chief Financial Officer
Credit Suisse Group AG

Christopher Harris
Head of External Reporting
Credit Suisse Group AG

Todd Runyan
Head of Accounting Policy
Credit Suisse Group AG

Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP